TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: November1, 2006 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.)

Crew Gold to Apply for Separate Listing for Crew Minerals

The Board of Directors of Crew Gold Corporation has approved the Listing Application of Crew Minerals ASA to the Oslo Stock Exchange. The application will be filed today with the required prospectus to follow. The pre-money pricing of Crew Minerals will be NOK 600 million. Concurrent with the listing Crew Minerals will conduct an offering of its shares raising gross proceeds in the amount of USD $50-$60 million.

Jan Vestrum, CEO of Crew Gold Corporation states ”this is the next step in our strategic plan of separating the gold assets from the other minerals in a move that is designed to bring greater certainty to the markets of our goals for each of these organisations”.

Cautionary Statement

Certain exploration results and resources referred to above are historical in nature and were compiled before NI 43-101. Crew has not independently analysed the results of the previous exploration therefore the historical results should not be relied upon. Crew believes these historical results provide an indication of the potential of the properties and are relevant to ongoing exploration.

Jan A Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements